Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

SHANGHAI, February 28, 2019 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter and fiscal year of 2018 ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights:

•	Total revenues increased 28.5% over Q4 2017 to RMB1,120.5 million (US$163.0 million), at the top of the Company’s guidance range

•	Online recruitment services revenues increased 24.4%

•	Other human resource related revenues increased 34.6%

•	Gross margin was 70.3% compared with 73.3% in Q4 2017

•	Operating margin was 38.4% compared with 36.8% in Q4 2017

•	Income from operations increased 34.1% over Q4 2017 to RMB425.5 million (US$61.9 million)

•	Fully diluted earnings per share were RMB6.22 (US$0.90)

•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB6.67 (US$0.97), exceeding the Company’s guidance range

Fiscal Year 2018 Financial Highlights:

•	Total revenues increased 31.3% over 2017 to RMB3,781.9 million (US$550.1 million)

•	Gross margin was 72.2% compared with 73.2% in 2017

•	Operating margin was 30.8% compared with 30.6% in 2017

•	Income from operations increased 32.1% over 2017 to RMB1,150.2 million (US$167.3 million)

•	Fully diluted earnings per share were RMB19.82 (US$2.88)

•	Excluding share-based compensation expense, loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB20.94 (US$3.05)

•	Cash and short-term investments totaled RMB8,834.2 million (US$1,284.9 million) as of December 31, 2018

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “We are very proud to have celebrated our 20th anniversary by delivering robust financial results to our shareholders in 2018. Our online business demonstrated strong growth with progress in ARPU improvement due to greater usage and spending by employers for our ever expanding array of products and platforms. The other HR services area also performed well as we elevated cross-promotion efforts, gained customer acceptance and drove uptake of these value-added services. For 2019, we will stay focused on executing our high quality growth strategy, emphasizing deeper engagements with employers and capturing opportunities across the entire spectrum of HR needs in China.”

Fourth Quarter 2018 Unaudited Financial Results

Total revenues for the fourth quarter ended December 31, 2018 were RMB1,120.5 million (US$163.0 million), an increase of 28.5% from RMB872.1 million for the same quarter in 2017.

Online recruitment services revenues for the fourth quarter of 2018 were RMB646.0 million (US$94.0 million), representing a 24.4% increase from RMB519.4 million for the same quarter of the prior year. The growth was driven by higher revenue per unique employer, which was partially offset by a decrease in the number of unique employers utilizing the Company’s online services. Average revenue per unique employer increased 34.3% in the fourth quarter of 2018 as compared with the same quarter in 2017, due to successful up-selling efforts that resulted in the purchase of multiple and/or higher value online products and services as well as the Company’s continued reallocation of sales resources away from smaller sized customer accounts. In line with the Company’s strategic priority to focus more attention on higher potential employers, moderate new user additions and terminate coverage of certain customer accounts in 2018, the estimated number of unique employers decreased 7.4% to 343,405 in the fourth quarter of 2018 compared with 370,746 for the same quarter of the prior year. The estimated number of unique employers in the fourth quarter of 2018 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues for the fourth quarter of 2018 increased 34.6% to RMB474.6 million (US$69.0 million) from RMB352.7 million for the same quarter in 2017. The increase was primarily due to greater usage and growth of seasonal campus recruitment, business process outsourcing, training and assessment services.

Gross profit for the fourth quarter of 2018 increased 23.0% to RMB778.9 million (US$113.3 million) from RMB633.0 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 70.3% in the fourth quarter of 2018 compared with 73.3% for the same quarter in 2017 due to higher employee compensation expenses as well as a greater portion of additional offline costs, such as venue rental and event decoration, incurred in providing on-site campus recruitment services to employers in the fourth quarter of 2018.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

Operating expenses for the fourth quarter of 2018 increased 11.9% to RMB353.4 million (US$51.4 million) from RMB315.7 million for the same quarter in 2017. Sales and marketing expenses for the fourth quarter of 2018 increased 10.5% to RMB264.8 million (US$38.5 million) from RMB239.6 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions and greater advertising expenses. General and administrative expenses for the fourth quarter of 2018 increased 16.5% to RMB88.6 million (US$12.9 million) from RMB76.1 million for the same quarter of the prior year primarily due to higher employee compensation and office expenses.

Income from operations for the fourth quarter of 2018 increased 34.1% to RMB425.5 million (US$61.9 million) from RMB317.3 million for the fourth quarter of 2017. Operating margin, which is income from operations as a percentage of net revenues, was 38.4% in the fourth quarter of 2018 compared with 36.8% for the same quarter in 2017. Excluding share-based compensation expense, operating margin would have been 40.9% in the fourth quarter of 2018 compared with 39.2% for the same quarter in 2017.

The Company recognized a loss from foreign currency translation of RMB0.8 million (US$0.1 million) in the fourth quarter of 2018 compared with a gain of RMB7.7 million in the fourth quarter of 2017 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the fourth quarter of 2018, the Company recognized a mark-to-market, non-cash gain of RMB448.9 million (US$65.3 million) associated with a change in fair value of convertible senior notes compared with a loss of RMB4.8 million in the fourth quarter of 2017. The large non-cash gain was a result of the significant change in the price of the Company’s American Depositary Shares traded on the Nasdaq Global Select Market during the fourth quarter of 2018 and its corresponding effect on the fair value of the convertible senior notes.

Other income in the fourth quarter of 2018 included local government financial subsidies of RMB17.9 million (US$2.6 million) compared with RMB11.5 million in the fourth quarter of 2017.

Net income attributable to 51job for the fourth quarter of 2018 was RMB856.3 million (US$124.5 million) compared with RMB305.4 million for the same quarter in 2017. Fully diluted earnings per share for the fourth quarter of 2018 were RMB6.22 (US$0.90) compared with RMB4.42 for the same quarter in 2017.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

In the fourth quarter of 2018, total share-based compensation expense was RMB27.9 million (US$4.1 million) compared with RMB21.1 million in the fourth quarter of 2017.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the fourth quarter of 2018 increased 34.8% to RMB436.1 million (US$63.4 million) compared with RMB323.4 million for the fourth quarter of 2017. Non-GAAP adjusted fully diluted earnings per share were RMB6.67 (US$0.97) in the fourth quarter of 2018 compared with RMB5.01 in the fourth quarter of 2017.

Fiscal Year 2018 Unaudited Financial Results

Total revenues in 2018 were RMB3,781.9 million (US$550.1 million), an increase of 31.3% from RMB2,881.2 million in 2017.

Online recruitment services revenues in 2018 were RMB2,431.9 million (US$353.7 million), representing a 29.9% increase from RMB1,871.7 million in 2017. Average revenue per unique employer increased 39.1% in 2018 primarily due to successful up-selling efforts that resulted in greater spending by customers as well as price increases on select online products and packages in 2018. In line with the Company’s strategic priority to focus more attention on higher potential employers, moderate new user additions and terminate coverage of certain customer accounts in 2018, the estimated number of unique employers using the Company’s online recruitment services decreased 6.6% to 485,008 in 2018 from 519,257 in 2017. An employer who purchases online services multiple times or in multiple quarters throughout the fiscal year is counted as one unique employer for the annual total. The estimated number of unique employers in 2018 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues in 2018 grew 33.7% to RMB1,350.0 million (US$196.4 million) from RMB1,009.5 million in 2017.

Income from operations in 2018 increased 32.1% to RMB1,150.2 million (US$167.3 million) from RMB870.8 million in 2017. Operating margin was 30.8% in 2018 compared with 30.6% in 2017. Excluding share-based compensation expense, operating margin would have been 33.6% in 2018, similar to 2017.

Net income attributable to 51job in 2018 was RMB1,252.3 million (US$182.1 million) compared with RMB371.9 million in 2017. Fully diluted earnings per share in 2018 were RMB19.82 (US$2.88) compared with RMB6.08 in 2017.

Excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job in 2018 increased 44.2% to RMB1,370.5 million (US$199.3 million) from RMB950.3 million in 2017. Non-GAAP adjusted fully diluted earnings per share were RMB20.94 (US$3.05) in 2018 compared with RMB15.16 in 2017.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

As of December 31, 2018, cash and short-term investments totaled RMB8,834.2 million (US$1,284.9 million) compared with RMB7,132.0 million as of December 31, 2017.

Business Outlook

Based on current market conditions and factoring in seasonality related to the Chinese New Year holiday in 2019, the Company’s total revenues target for the first quarter of 2019 is in the estimated range of RMB935 million to RMB975 million (US$136.0 million to US$141.8 million). Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of convertible senior notes. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact and changes. Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the first quarter of 2019 is in the estimated range of RMB4.25 to RMB4.55 (US$0.62 to US$0.66) per share. The Company expects total share-based compensation expense in the first quarter of 2019 to be in the estimated range of RMB31 million to RMB32 million (US$4.5 million to US$4.7 million).

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.8755 to US$1.00, the noon buying rate on December 31, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 8:00 p.m. Eastern Time on February 28, 2019 (9:00 a.m. Beijing / Hong Kong time zone on March 1, 2019) to discuss its fourth quarter and fiscal year 2018 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: +852-3018-4992

Conference ID: 51job

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market gain/loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, and http://www.lagou.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	December 31, 2017	December 31, 2018	December 31, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	519,443	645,952	93,950
Other human resource related revenues	352,663	474,550	69,020

Total revenues	872,106	1,120,502	162,970
Less: Government surcharges	(9,054)	(11,952)	(1,738)

Net revenues	863,052	1,108,550	161,232
Cost of services (Note 2)	(230,076)	(329,683)	(47,950)

Gross profit	632,976	778,867	113,282

Operating expenses:
Sales and marketing (Note 3)	(239,621)	(264,775)	(38,510)
General and administrative (Note 4)	(76,093)	(88,614)	(12,888)

Total operating expenses	(315,714)	(353,389)	(51,398)

Income from operations	317,262	425,478	61,884

Gain (Loss) from foreign currency translation	7,675	(776)	(113)
Interest and investment income, net	20,905	34,585	5,030
Change in fair value of convertible senior notes	(4,765)	448,868	65,285
Other income, net	11,265	17,692	2,573

Income before income tax expense	352,342	925,847	134,659
Income tax expense	(46,877)	(71,369)	(10,380)

Net income	305,465	854,478	124,279
Net (income) loss attributable to non-controlling interests	(108)	1,858	270

Net income attributable to 51job, Inc.	305,357	856,336	124,549

Net income	305,465	854,478	124,279
Other comprehensive income	105,442	137,877	20,053

Total comprehensive income	410,907	992,355	144,332

Earnings per share:
Basic	5.02	13.92	2.02
Diluted (Note 5)	4.42	6.22	0.90

Weighted average number of common shares outstanding:
Basic	60,774,701	61,515,021	61,515,021
Diluted	66,339,820	66,869,587	66,869,587

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8755 to US$1.00 on December 31, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB3,639 and RMB4,709 (US$685) for the three months ended December 31, 2017 and 2018, respectively.

(3) Includes share-based compensation expense of RMB3,128 and RMB4,048 (US$589) for the three months ended December 31, 2017 and 2018, respectively.

(4) Includes share-based compensation expense of RMB14,349 and RMB19,142 (US$2,784) for the three months ended December 31, 2017 and 2018, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,240 and RMB9,701 (US$1,411), and the subtraction of foreign currency translation gain of RMB26,184 and RMB1,292 (US$188) related to the convertible senior notes to the numerator of net income attributable to 51job for the three months ended December 31, 2017 and 2018, respectively.  Also, due to change in fair value of convertible senior notes, there was an add-back of RMB4,765 and a subtraction of RMB448,868 (US$65,285) to the numerator of net income attributable to 51job for the three months ended December 31, 2017 and 2018, respectively, and the addition of the maximum number of 4,035,672 potentially converted shares related to the convertible senior notes to the denominator of diluted common shares for the three months ended December 31, 2017 and 2018.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	1,871,700	2,431,898	353,705
Other human resource related revenues	1,009,515	1,350,048	196,356

Total revenues	2,881,215	3,781,946	550,061
Less: Government surcharges	(32,623)	(42,245)	(6,144)

Net revenues	2,848,592	3,739,701	543,917
Cost of services (Note 2)	(763,440)	(1,038,766)	(151,082)

Gross profit	2,085,152	2,700,935	392,835

Operating expenses:
Sales and marketing (Note 3)	(917,784)	(1,197,178)	(174,122)
General and administrative (Note 4)	(296,608)	(353,557)	(51,423)

Total operating expenses	(1,214,392)	(1,550,735)	(225,545)

Income from operations	870,760	1,150,200	167,290

Gain (Loss) from foreign currency translation	3,630	(112,353)	(16,341)
Interest and investment income, net	77,009	113,673	16,533
Change in fair value of convertible senior notes	(496,175)	99,079	14,410
Gain from sale of long-term investments	—	61,070	8,882
Other income, net	87,032	175,206	25,483

Income before income tax expense	542,256	1,486,875	216,257
Income tax expense	(169,493)	(242,434)	(35,261)

Net income	372,763	1,244,441	180,996
Net (income) loss attributable to non-controlling interests	(874)	7,878	1,146

Net income attributable to 51job, Inc.	371,889	1,252,319	182,142

Net income	372,763	1,244,441	180,996
Other comprehensive income	104,665	117,238	17,052

Total comprehensive income	477,428	1,361,679	198,048

Earnings per share:
Basic	6.19	20.42	2.97
Diluted (Note 5)	6.08	19.82	2.88

Weighted average number of common shares outstanding:
Basic	60,087,306	61,318,292	61,318,292
Diluted	61,150,413	63,175,483	63,175,483

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8755 to US$1.00 on December 31, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB14,029 and RMB16,316 (US$2,373) for the year ended December 31, 2017 and 2018, respectively.

(3) Includes share-based compensation expense of RMB12,060 and RMB14,026 (US$2,040) for the year ended December 31, 2017 and 2018, respectively.

(4) Includes share-based compensation expense of RMB59,879 and RMB74,623 (US$10,854) for the year ended December 31, 2017 and 2018, respectively.

(5) Diluted earnings per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted earnings per share for the year ended December 31, 2017 and 2018 because the effect would be anti-dilutive.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2017	December 31, 2018	December 31, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	352,342	925,847	134,659
Add back: Share-based compensation	21,116	27,899	4,058
Add back: (Gain) Loss from foreign currency translation	(7,675)	776	113
Add back: Change in fair value of convertible senior notes	4,765	(448,868)	(65,285)
Non-GAAP income before income tax expense	370,548	505,654	73,545

GAAP income tax expense	(46,877)	(71,369)	(10,380)
Tax effect of non-GAAP line items	(169)	(78)	(11)
Non-GAAP income tax expense	(47,046)	(71,447)	(10,391)

Non-GAAP adjusted net income	323,502	434,207	63,154

Non-GAAP adjusted net income attributable to 51job, Inc.	323,394	436,065	63,424

Non-GAAP adjusted earnings per share:
Basic	5.32	7.09	1.03
Diluted (Note 2)	5.01	6.67	0.97

Weighted average number of common shares outstanding:
Basic	60,774,701	61,515,021	61,515,021
Diluted	66,339,820	66,869,587	66,869,587

	For the Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP income before income tax expense	542,256	1,486,875	216,257
Add back: Share-based compensation	85,968	104,965	15,267
Add back: (Gain) Loss from foreign currency translation	(3,630)	112,353	16,341
Add back: Change in fair value of convertible senior notes	496,175	(99,079)	(14,410)
Non-GAAP income before income tax expense	1,120,769	1,605,114	233,455

GAAP income tax expense	(169,493)	(242,434)	(35,261)
Tax effect of non-GAAP line items	(101)	(32)	(5)
Non-GAAP income tax expense	(169,594)	(242,466)	(35,266)

Non-GAAP adjusted net income	951,175	1,362,648	198,189

Non-GAAP adjusted net income attributable to 51job, Inc.	950,301	1,370,526	199,335

Non-GAAP adjusted earnings per share:
Basic	15.82	22.35	3.25
Diluted (Note 3)	15.16	20.94	3.05

Weighted average number of common shares outstanding:
Basic	60,087,306	61,318,292	61,318,292
Diluted	64,799,349	67,211,155	67,211,155

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8755 to US$1.00 on December 31, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB9,240 and RMB9,701 (US$1,411) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended December 31, 2017 and 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended December 31, 2017 and 2018.

(3) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB37,799 and RMB37,191 (US$5,409) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the year ended December 31, 2017 and 2018, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the year ended December 31, 2017 and 2018.

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51job, Inc. Reports Fourth Quarter and Fiscal Year 2018 Financial Results

February 28, 2019

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2017	December 31, 2018	December 31, 2018
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	2,292,476	1,968,351	286,285
Restricted cash	249	5,770	839
Short-term investments	4,839,550	6,865,886	998,602
Accounts receivable (net of allowance of RMB5,384
and RMB11,014 as of December 31, 2017 and 2018,
respectively)	186,861	230,065	33,462
Prepayments and other current assets	559,105	606,918	88,273

Total current assets	7,878,241	9,676,990	1,407,461

Non-current assets:
Long-term investments	433,886	729,095	106,042
Property and equipment, net	497,845	527,020	76,652
Goodwill	1,021,454	1,036,124	150,698
Intangible assets, net	162,024	244,446	35,553
Other long-term assets	17,370	9,736	1,416
Deferred tax assets	12,912	15,005	2,182

Total non-current assets	2,145,491	2,561,426	372,543

Total assets	10,023,732	12,238,416	1,780,004

LIABILITIES, MEZZANINE EQUITY AND EQUITY

Current liabilities:
Accounts payable	35,532	49,881	7,255
Salary and employee related accrual	134,966	164,134	23,872
Taxes payable	230,734	191,793	27,895
Advance from customers	937,981	1,126,300	163,814
Convertible senior notes, current	—	1,725,182	250,917
Other payables and accruals	703,441	952,178	138,489

Total current liabilities	2,042,654	4,209,468	612,242

Non-current liabilities:
Deferred tax liabilities	121,348	210,752	30,653
Convertible senior notes, non-current	1,667,967	—	—

Total non-current liabilities	1,789,315	210,752	30,653

Total liabilities	3,831,969	4,420,220	642,895

Mezzanine equity:
Redeemable non-controlling interests	228,230	225,645	32,818

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000
shares authorized, 61,853,004 and 61,874,716
shares issued and outstanding as of December 31,
2017 and 2018, respectively)	50	50	7
Additional paid-in capital	1,809,732	2,055,036	298,893
Statutory reserves	13,874	17,279	2,513
Accumulated other comprehensive income	136,947	254,185	36,970
Retained earnings	3,993,777	5,242,691	762,518

Total 51job, Inc. shareholders' equity	5,954,380	7,569,241	1,100,901

Non-controlling interests	9,153	23,310	3,390

Total equity	5,963,533	7,592,551	1,104,291

Total liabilities, mezzanine equity and equity	10,023,732	12,238,416	1,780,004

Note (1):  The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.8755 to US$1.00 on December 31, 2018 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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